UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

December 31, 2023

(Date of Report (Date of earliest event reported))

YS RE RAF I LLC

(Exact name of registrant as specified in its charter)

Delaware	86-3780020
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

300 Park Avenue, 15th Floor
New York, NY	10022
(Address of principal executive offices)	(ZIP Code)

(844) 943-5378

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Net Asset Value as of December 31, 2023

As of December 31, 2023, our net asset value (“NAV”) per common share is $9.39. This NAV per common share shall be effective until updated by us on or about March 31, 2024 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

(In thousands, except share and per share amounts)	December 31, 2023 [1]	September 30, 2023 [1]
ASSETS
Investments at Fair Value (original cost $37,797,551)	$36,889,813	$29,044,493
Cash and Cash Equivalents	520,391	9,126,361
Accounts Receivable	10,721	—
Total Assets	$37,420,925	$38,170,854
LIABILITIES AND MEMBERS' EQUITY
Accrued Expenses	106,712	130,732
Payable to Managing Member	140,149	133,094
Accounts Payable	28,613	—
Total Liabilities	$275,474	$263,826
MEMBERS' EQUITY:
Common shares, net of redemptions; 7,500,000 shares authorized; 3,544,422 and 4,153,296 shares issued and 3,955,578 and 3,860,271 outstanding on December 31, 2023 and September 30, 2023, respectively	39,397,840	38,462,927
Retained Earnings (Accumulated Deficit)	(2,252,388)	(555,899)
Total Members' Equity	37,145,451	37,907,028
TOTAL LIABILITIES AND MEMBERS' EQUITY	$37,420,925	$38,170,854
NET ASSET VALUE PER SHARE, on 3,955,578 and 3,860,271 shares outstanding for the periods ended December 31, 2023 and September 30, 2023, respectively	$9.39	$9.82

[1]
Estimated Balance Sheets as of December 31, 2023 and September 30, 2023.

On January 5, 2024 the Company announced that its NAV as of December 31, 2023 is $9.39 per share of our Common Shares. This NAV per common share shall be effective until updated by us on or about March 31, 2024 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time. The price per share for the first quarter of 2024 is $9.39.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the value of our shares on a periodic, ongoing basis. At the end of each fiscal quarter, employees of the Manager will perform valuations of the Company’s assets using a process that reflects (1) estimated values of each of the Company’s real estate assets and investments, including related liabilities, based upon any of (a) market capitalization rates, comparable sales information, interest rates, net operating income, (b) with respect to debt, default rates, discount rates and loss severity rates, (c) for properties that have development or value add plans, progress along such development or value add plan, and (d) in certain instances reports of the underlying real estate provided by an independent valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of the Company’s periodic distributions, if any, and (4) estimated accruals of the Company’s operating revenues and expenses. The Manager may, in its sole discretion, engage one or more independent valuation experts with expertise in appraising real estate and real estate-related assets to provide annual valuations of some or all of the Company’s assets to facilitate the Administrator’s calculation of the Company’s NAV.

The Manager will deliver such valuations to SS&C Technologies, Inc. or any successor thereto (such party, the “Administrator”), which will utilize the valuations provided by the Manager to calculate the Company’s NAV and NAV Per Share.

The valuations of the Company’s assets underlying the calculation of the Company’s NAV Per Share are subject to a number of judgments and assumptions that may not prove to be accurate. Additionally, although the Administrator will calculate the Company’s NAV Per Share on a quarterly basis, the Company’s NAV Per Share may fluctuate more frequently, so that the Company’s NAV Per Share in effect for any fiscal quarter and listed on the Platform may not reflect the precise amount that payable for the Shares in a market transaction. Finally, the Company’s NAV Per Share in effect for any fiscal quarter and listed on the Platform may not reflect all material events or conditions affecting the value of the Company’s assets to the extent that such events or conditions are not known or that their effects are not readily quantifiable.

Beginning on January 1, 2024, the per share purchase price of our Common Shares will be $9.39 per share. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after March 31, 2024, unless updated by us prior to that time. Redemptions of Common Shares shall be made pursuant to our redemption plan based on the then-current NAV per Common Share.

Share Redemption Plan Status

For the quarter ended December 31, 2023, we redeemed 178,037 common shares pursuant to our share redemption plan.

Historical NAV Information

Below is the NAV per common share, as determined in accordance with our valuation policies, for each period presented from March 31, 2022 to December 31, 2023.

Date	NAV Per Share
March 31, 2022	$9.77
June 30, 2022	$9.76
September 30, 2022	$9.98
December 31, 2022	$9.82 *
March 31, 2023	$9.90
June 30, 2023	$9.93
September 30, 2023	$9.82
December 31, 2023	$9.39

* This figure has been adjusted from the amount initially reported in the Company's Form 1-U filing dated December 27, 2022 as a result of a review of accounting procedures.

Real Estate Performance

The Company experienced a write down in NAV driven by, among other things, the need for additional capital for the Atlanta multi-family property. The use of funds is anticipated to be the purchase of a new interest rate cap as well as to fund cash flow shortfalls to service monthly interest payments. As a result of a prolonged high interest rate environment and softening renter demand in Atlanta due to oversupply, the property is not generating enough cash flow to service the loan. With downward pressure on commercial real estate valuations as a result of Federal Reserve rate hikes, access to accretive capital sources remains challenging. The Growth and Income REIT has three other equity investments, two of which have more than one year runway before rate caps expire in 2025, while the third has a fixed rate loan. In order to take advantage of the opportunities emerging in the credit space, we have turned our attention and focus to sourcing attractive debt opportunities with compelling risk-adjusted returns. As of December 2023, there are two first mortgage debt positions in the REIT, which we believe provide attractive returns with less risk. Despite the headwinds facing the real estate market, the assets are located across major cities which have favorable long term outlooks due to strong demand drivers, demographic patterns, and economic trends. The real estate market has historically been cyclical in nature and the ability to navigate through periods of downturns is the most effective strategy to preserve the investments and realize highest possible returns when market conditions stabilize.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YS RE RAF I LLC

By:	YieldStreet Management LLC
Its:	Manager

By:	/s/ Ivor Wolk
Name:	Ivor Wolk
Title:	General Counsel

Date: January 5, 2024